Exhibit 99.1

Sky Solar Announces Acquisition of 24 MW of Solar Projects in Chile

HONG KONG, Nov. 20, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced the acquisition of a 24 MW portfolio of “Small Generator” solar projects developed by Renergetica.  The portfolio consists of 3 shovel-ready projects located in Chile’s Region VI.  Construction of the projects is expected to begin in the near future.  Renergetica is an Italian smart energy company focused on the development of renewable energy systems and hybrid systems around the world.

The Chilean “Small Generator” program (or “PMG” as it is known by its Spanish acronym) is available to solar projects of 9 MW or less. PMG allows these projects to sell electricity to the grid at a “stabilized price”.  This price is based on the forecast marginal cost over the next ten years and is set by the CNE (Comisión Nacional de Energía) every six months. Additionally, PMG pricing is not subject to time of day variation. As a result, PMG pricing has been much more stable historically than basic spot pricing.

The project sites were chosen for their good solar irradiation, high energy demand and absence of power grid saturation currently affecting the northern regions of Chile.

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar Holdings, commented, “We are excited to work with Renergetica, a leader in solar project development around the world.  This collaboration further demonstrates our ability to develop solar projects in Chile.  We are proud of our continuing execution in the region and look forward to finding more attractive opportunities to build our base of assets in that country.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2017, the Company owned and operated 136.8 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com